Exhibit 12.1

ESSEX PORTFOLIO, L.P. AND SUBSIDIARIES
Schedule of computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Years ended December 31
	2006		2005(1)		2004(1)		2003(1)		2002(1)
Earnings:
Income before discontinued operations	$49,667		$65,247		$98,557		$51,073		$59,320
Gain on sales of real estate	-		(6,391)		(7,909)		-		(145)
Minority interests	4,979		5,340		4,550		4,134		4,760
Interest expense	72,898		70,784		60,709		49,985		41,641
Amortization of deferred financing costs	2,743		1,947		1,560		1,187		743
Total earnings	$130,287		$136,927		$157,467		$106,379		$106,319

Fixed charges:
Interest expense	$72,898		$70,784		$60,709		$49,985		$41,641
Amortization of deferred financing costs	2,743		1,947		1,560		1,187		743
Capitalized interest	3,913		1,100		1,997		4,084		6,814
Preferred stock dividends	5,145		1,953		1,952		195		-
Perpetual preferred unit distributions	10,238		10,238		14,175		17,996		18,319

Total fixed charges and preferred stock dividends	$94,937		$86,022		$80,393		$73,447		$67,517

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.64	X	1.85	X	2.45	X	1.93	X	2.16	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	X	1.59	X	1.96	X	1.45	X	1.57	X

(1)
The above financial and operating information from January 1, 2002 through December 31, 2003 reflect the retroactive adoption of FIN 46Rand SFAS 123. The results of operations for 2005, 2004, 2003, and 2002 have been reclassified to reflect discontinued operations for properties sold subsequent to December 31, 2005.